Exhibit 99.1

VERSABANK

Annual Meeting of Shareholders

Toronto, Ontario – Wednesday, April 20, 2022

REPORT OF VOTING RESULTS

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Annual Meeting of Shareholders of VersaBank (the “Bank”) held on April 20, 2022. Each of the matters set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting.

1.	Election of Directors

Each of the following nominees was elected as a director of the Bank.

NOMINEE	FOR	% FOR	WITHHELD	% WITHHELD
Robbert-Jan Brabander	17,450,668	93.96	1,121,727	6.04
David A. Bratton	16,593,246	89.34	1,979,149	10.66
Gabrielle Bochynek	17,414,616	93.77	1,157,779	6.23
R.W. (Dick) Carter	10,579,380	56.96	7,993,015	43.04
The Honourable Thomas A. Hockin	17,449,267	93.95	1,123,128	6.05
Peter M. Irwin	17,449,768	93.96	1,122,627	6.04
Arthur Linton	17,451,368	93.96	1,121,027	6.04
Susan T. McGovern	17,413,644	93.76	1,158,751	6.24
Paul G. Oliver	17,452,198	93.97	1,120,197	6.03
David R. Taylor	17,453,986	93.98	1,118,409	6.02

2.	Appointment of Auditors

KPMG LLP was appointed as auditors of the Bank.

FOR	% FOR	WITHHELD	% WITHHELD
13,395,576	65.72	6,987,711	34.28

Dated this 21st day of April 2022.

VERSABANK

/s/ Brent T. Hodge

______________________________

Brent T. Hodge

VP, General Counsel & Corporate Secretary